                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

      Intertape Polymer Group Inc. Announces December 2001 Annual Results

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

       (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

March 8, 2002                    By: /s/ Andrew Archibald
                                 -----------------------------------
                                 Andrew Archibald
                                 Chief Financial Officer
                                 Intertape Polymer Group Inc.

MARCH 8, 2002                                                NYSE SYMBOL: ITP
                                                              TSE SYMBOL: ITP


                          INTERTAPE POLYMER GROUP INC.
                            ANNOUNCES DECEMBER 2001
                                 ANNUAL RESULTS

                            (stated in U.S. dollars)
                 (reported using Cdn GAAP other than as noted)


Montreal, Quebec, Canada - March 8, 2002 - Intertape Polymer Group Inc. (IPG), a leader in the packaging industry, announced today the results for its fiscal year ending December 31, 2001. Details of the annual results are as follows:

Revenue for the fourth quarter of 2001 was $146.2 million as compared to $151.0
million for the same period of 2000.   For the full year, revenue was $594.9
million compared to $654.0 million for 2000.

Lower sales volumes reflected a decline in consumption of packaging materials in general and an average of approximately 3% reduction in selling prices. Export sales were approximately $15 million less than the previous year as the Company exited certain unprofitable markets.

Melbourne F. Yull, Chairman and CEO stated ''Despite some early indications of improvement in North America's economic environment, we remain cautious about the rate of recovery in our business volumes. We do expect to see benefits from our continuing programs of reducing debt and lowering costs as well as from new product sales and our distribution strategy.''

The Company recorded a net loss of $1.0 million ($6.5 million before income taxes) for the fourth quarter of 2001 as compared to net earnings of $3.6 million ($4.5 million loss before income taxes) for the same period of 2000. The drop in revenue resulted in a decline in gross profit of $2.4 million. Interest costs were $2.3 million higher for the fourth quarter of 2001 as compared to that of 2000. These items were partially offset by lower selling, general and administrative and other costs of $2.7 million.

The Company recorded a net loss of $12.2 million ($22.6 million before income taxes) for the year 2001, as compared to net earnings of $33.4 million ($36.9 million before income taxes) for the year 2000. The drop in revenue resulted in a decline in gross profit of $27.9 million. In addition, $6.7 million of non-recurring charges were recorded during the first three quarters related to the establishment of Regional Distribution Centers, severance and inventory write downs. Selling, general and administrative costs increased $8.2 million which included the effect of non-recurring charges amounting to $10.0 million recorded in the nine month period ended September 2001 relating to additional bad debt reserves and severance reserves. Interest costs for 2001 increased by $11.7 million as compared to 2000, primarily as a result of a $6.7 million charge relating to the Company's recently completed debt refinancing.

Earnings Per Share (EPS) for the three month period ending December 2001, both basic and fully diluted under both US and Canadian GAAP, were a loss of $0.03 as compared to a profit of $0.13 for the same period ending 2000. For the twelve-month period ending December 2001, under both US and Canadian GAAP, EPS was a loss of $0.43 as compared to a profit of $1.18 for the same period ending 2000. On a fully diluted basis, EPS under Cdn and US GAAP were a loss of US$
0.43 compared to a profit of $1.16 for both Cdn and US GAAP in the same period last year.

The Company completed the issue of 5.1 million common shares on March 1st, generating net proceeds of US$47.2 million. These proceeds were used to reduce debt. It is expected that the stock offering will not be dilutive for 2002.

The Company will hold a Conference Call on Monday, March 11, 2002 at 10:00 a.m. EST to discuss its business performance. The Conference Call can be accessed by dialing 1-888-273-9890. The International dial in number is 612-332-1020. A replay of the call will be available until Monday, March 18 2001 at 11:59 p.m. EST. To access the playback, dial 1-800-475-6701 for North America domestic or 1-320-365-3844. Mention access code 630032. The Company will simultaneously Web Broadcast its Conference Call. Access the Web Cast via Intertape Polymer Group's web site at:www.intertapepolymer.com/report.html

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company was founded in 1981 and is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in twenty North American and European locations.

Certain statements and information set forth in this release, as well as other written or oral statements made from time to time by the Company or by its authorized executive officers on its behalf, constitute ''forward-looking statements'' within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.


FOR FURTHER INFORMATION CONTACT:           Melbourne F. Yull
                                           Chairman and Chief Executive Officer
                                           Intertape Polymer Group Inc.
                                           Tel: (941) 7237-5788
                                           E-mail: itp$info@intertapeipg.com
                                           Web: www.intertapepolymer.com

INTERTAPE POLYMER GROUP INC.

CONSOLIDATED EARNINGS
For the period ended December 31,
(In thousands of US dollars, except per share amounts)


                                                         Three Months              Twelve Months
                                                       2001         2000          2001         2000
                                                     -------      -------      --------      -------
                                                           $            $             $            $
Sales                                                146,175      150,970       594,905      653,915
Cost of sales                                        118,906      121,305       476,089      500,547
                                                     -------      -------      --------      -------
Gross profit                                          27,269       29,665       118,816      153,368
                                                     -------      -------      --------      -------
Selling, general and administrative expenses          21,558       23,863        91,343       83,092
Amortization of goodwill                               1,717        1,805         7,014        6,540
Research and development                                 932        1,302         4,182        5,109
Financial expenses                                     9,527        7,213        38,911       27,205
Gain on sale of interest in joint venture                                                     (5,500)
                                                     -------      -------      --------      -------
                                                      33,734       34,183       141,450      116,446
                                                     -------      -------      --------      -------
Earnings (loss) before income taxes                   (6,465)      (4,518)      (22,634)      36,922
Income taxes                                          (5,455)      (8,103)      (10,392)       3,500
                                                     -------      -------      --------      -------
Net earnings (loss)                                   (1,010)       3,585       (12,242)      33,422
                                                     =======      =======      ========      =======
Earnings (Loss) Per Share - Basic                      (0.03)        0.13         (0.43)        1.18
                                                     =======      =======      ========      =======
Earnings (Loss) Per Share - Diluted                    (0.03)        0.13         (0.43)        1.16
                                                     =======      =======      ========      =======


INTERTAPE POLYMER GROUP INC.

CONSOLIDATED BALANCE SHEETS
December 31,
(In thousands of US dollars)


                                                                                            2001                     2000
                                                                                          -------                  -------
                                                                                                $                        $
ASSETS
Current assets
     Trade receivables (net of allowance for doubtful accounts of $6,670;
         $10,300 in 2000)                                                                  86,529                   97,478
     Other receivables                                                                     13,654                   11,659
     Inventories                                                                           70,688                   89,264
     Parts and supplies                                                                    11,592                   10,069
     Prepaid expenses                                                                       9,450                    6,114
     Future income tax assets                                                               4,025                   10,810
                                                                                          -------                  -------
                                                                                          195,938                  225,394
Capital assets                                                                            366,567                  374,753
Other assets                                                                               11,680                   10,636
Goodwill, at amortized cost                                                               227,804                  234,257
                                                                                          -------                  -------
                                                                                          801,989                  845,040
                                                                                          =======                  =======
LIABILITIES
Current liabilities
     Bank indebtedness                                                                     28,046                  127,333
     Accounts payable and accrued liabilities                                              91,507                   79,811
     Instalments on long-term debt                                                          8,310                    9,532
                                                                                          -------                  -------
                                                                                          127,863                  216,676
Future income taxes                                                                        21,588                   37,538
Long-term debt                                                                            354,663                  276,684
Other liabilities                                                                           3,785                    4,500
                                                                                          -------                  -------
                                                                                          507,899                  535,398
                                                                                          -------                  -------
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                                                 189,496                  186,908
Retained earnings                                                                         104,567                  116,966
Accumulated foreign currency translation adjustments                                           27                    5,768
                                                                                          -------                  -------
                                                                                          294,090                  309,642
                                                                                          -------                  -------
                                                                                          801,989                  845,040
                                                                                          =======                  =======


INTERTAPE POLYMER GROUP INC.

CONSOLIDATED CASH FLOWS
For the period ended December 31,
(In thousands of US dollars)



                                                            2001             2000
                                                          -------          -------
                                                                $                $
OPERATING ACTIVITIES
Net earnings (loss)                                       (12,242)          33,422
Non-cash items
    Depreciation and amortization                          33,831           27,934
    Future income taxes                                    (9,165)             482
    Write-off of debt issue expenses                        2,165
    Write-off of capital assets                                              1,594
    Other non-cash items                                     (715)          (5,500)
                                                          -------          -------
Cash from operations before changes in non-cash
    working capital items                                  13,874           57,932
                                                          -------          -------
Changes in non-cash working capital items
    Trade receivables                                      10,337           (6,897)
    Other receivables                                      (1,287)           3,003
    Inventories                                            17,690            3,318
    Parts and supplies                                     (1,626)             175
    Prepaid expenses                                       (3,341)          (1,809)
    Accounts payable and accrued liabilities               12,431          (15,697)
                                                          -------          -------
                                                           34,204          (17,907)
                                                          -------          -------
Cash flows from operating activities                       48,078           40,025
                                                          -------          -------

INVESTING ACTIVITIES
Acquisitions of businesses                                                 (28,195)
Capital assets, net of investment tax credits             (25,942)         (48,142)
Proceeds on sale of capital assets                          8,000            4,239
Other assets                                               (8,592)          17,637
                                                          -------          -------
Cash flows from investing activities                      (26,534)         (54,461)
                                                          -------          -------

FINANCING ACTIVITIES
Net change in bank indebtedness                           (99,261)          26,468
Issue of long-term debt                                    86,400
Repayment of long-term debt                                (9,634)          (2,249)
Issue of common shares                                      3,379              176
Common shares purchased for cancellation                     (922)          (4,194)
Dividends paid                                                              (3,006)
                                                          -------          -------
Cash flows from financing activities                      (20,038)          17,195
                                                          -------          -------
Net increase in cash position                               1,506            2,759
Effect of foreign currency translation adjustments         (1,506)          (2,759)
                                                          -------          -------

Cash position, beginning and end of year                      --                --
                                                          =======          =======
